COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

April 23, 2012

Securities and Exchange Commission
Attn:  John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Canyon Gold Corp.
Amendment No. 2 to
Form S-1 (Filed March 12, 2011)
SEC File No. 333-177903

Dear Mr. Reynolds:

In response to your letter dated March 27, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Canyon Gold Corp. (“Canyon Gold” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 2 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

Prospectus Cover Page

Comment 1.
We note your response to prior comment six from our letter dated December 7, 2011 and we reissue the comment. While we note the additional sentence that the selling shareholders will sell at fixed prices until your shares are quoted on the OTC Bulletin Board, the sentence immediately before this one is inconsistent with the added disclosure and indicates shareholders can sell at market prices. Please reconcile the disclosure. In addition, please ensure that revisions are made elsewhere in your document, as appropriate. In this respect we note your Plan of Distribution has not been updated to be consistent with the pricing terms added to your cover page.

Response to Comment 1:  We have revised the fourth paragraph of the prospectus cover page to clarify that selling stockholders will initially offer shares at $0.85 per share until the shares are quoted on the OTC Bulletin Board and, thereafter at prevailing market prices or through private transactions.  We have also revised the first and third paragraphs under the “Plan of Distribution” section to be consistent with the cover page disclosure.

Business

Comment 2.
We note your discussion of the two option agreements on page 15 that Long Canyon previously entered into. Please clarify that, following your July 2011 acquisition of Long Canyon, you hold the rights under, and possess the obligations of, these agreements. In this regard it is unclear whether the option has expired by its terms pursuant to paragraph u on page four of the Definite Agreement filed as exhibit 10.3.

       Response to Comment 2:  We have expanded the second paragraph under the “Business” section on page 17 to disclose that Long Canyon retains the right and obligations under the option agreement and that the exercise period has been extended to December 31, 2012.  A copy of the Extension Agreement is being included as Exhibit 10.4 of the registration statement.

Comment 3.
Please clarify why titles to the claims owned by you are recorded in the name of DRLLC and the terms and timing under which these titles will be transferred and registered under your name.

Response to Comment 3:  We have revised the second and fifth paragraphs under the “Business” section on page 17 in response to your comment.  Please note that DRLLC initially held title to all of the 305 claims.  The Company is presently transferring title to the 30 claims previously acquired by Long Canyon from DRLLC, to the name of Canyon Gold Corp. Title to the 275 claims that are subject to the option agreement and extension, will be transferred to Canyon Gold Corp. within 30 days of the option being exercised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Comment 4.
We reissue prior comment 21 from our letter dated December 7, 2011. Please disclose the cash balance as of the most recent practicable date.

Response to Comment 4:  At the end of the third paragraph under the “Liquidity and Capital Resources” heading on page 31, we have included the Company’s cash balance as of the most recent practicable date.

Comment 5.
We note the text added in response to prior comment 22 from our letter dated December 7, 2011. Please revise to provide additional information about the conversion terms, such as whether the notes are convertible at the lesser or greater of $. 10/share or the 25% discount and who has the right to elect conversion. Also, please clarify any discussions, negotiations, or proceedings, arising from your default on the notes. Lastly, consider adding a risk factor.

Response to Comment 5:  We have revised the last paragraph under the “Liquidity and Capital Resources” heading on page 31 to expand disclosure regarding the convertible notes.  We have also added a risk factor as at the last risk factor on page 11 to discuss the notes and the possibility of legal action if the note is not satisfied.

Management

Comment 6.
We note your response to prior comment 23 from our letter dated December 7, 2011. Please provide the information required by Item 401(e) of Regulation S-K for the past five years. Disclose the beginning and ending dates of each employment. Provide specific business activities, rather than the general reference to the funding and development of various business ventures. In addition, it is unclear why the revised biography does not address AR Associates, Inc., please advise. Lastly, we note that AR Associates was a delinquent filer. Please add an appropriate risk factor.

Response to Comment 6:  We have revised and added to Mr. Blewett’s resume on page 33 in response to your comment.  Please note that Mr. Blewett retired from his law practice in 1994 and has been a private investor and consultant since that time.  The revised resume includes a discussion of his connection with Clean Transportation Group, Inc. since 1994 (under various corporate names) through the present day.  Also, please note that Mr. Blewett was connected with AR Associates, Inc. for a brief period from 2001 to 2003.  We are only aware that AR Associates filed a registration statement on Form 10-SB in 1999, but we do not know of any periodic filings made with the SEC following its registration statement or that it is considered a delinquent filer.  Because Mr. Blewett’s association with AR Associates was brief and nearly ten years ago, we do not believe that a risk factor relating to that company or that it was a delinquent filer is necessary.

Comment 7.
We note the disclosure on page 31 that Harold Schneider is acting as your principal accounting officer and is president of your subsidiary, but you only list him as key personnel. In addition, we note that he has signed the registration statement in the capacity of principal accounting officer. Please provide the disclosure required by Items 401 and 402 of Regulation S-K for Mr. Schneider as an executive officer or provide your analysis as to why you believe Mr. Schneider is not an executive officer. We direct your attention to Rule 3b- 7 of the Exchange Act for the definition of executive officer.

Response to Comment 7:  We have added Mr. Schneider as an officer to the table on page 32 and deleted his information under the “Key Personnel” heading on page 33.  Mr. Schneider’s resume has been included on page 33 immediately following Mr. Blewett’s resume.  The signature page has also been revised to as per your comment 13 below.

Relationships and Related Party Transactions

Comment 8.
We reissue prior comment 24 from our letter dated December 7, 2011. Please revise your disclosure of the transactions in this section to provide all of the information required by Item 404(a) of Regulation S-K for all related party transactions and for all required periods.

Response to Comment 8:  We have revised disclosure under the “Relationships and Related Party Transactions” heading on page 34, to provide greater detail concerning the Company’s related party payables as of January 31, 2012 and other related party transactions.

Executive Compensation

Comment 9:
We note the compensation paid to Mr. Blewett as a director. Clarify whether any officer earned or received any compensation, direct or indirect. To the extent the only compensation was as a director, please provide either a summary compensation table or a directors' compensation table, as previously asked in comment 26 of our letter dated December 7,2011. See Item 402(r)(2)(i) of Regulation S-K.

Response to Comment 9.  We have revised the first paragraph under the “Executive Compensation” heading on page 34 as per your comment. We are also including a Summary Compensation Table. No compensation was paid during the fiscal year ended April 30, 2011 and the compensation shown for 2012 is through April 16, of the current fiscal year.  Please note that except for the persons designated in the table, no other officer or director received compensation.

Financial Statements

Presentation

Comment 10.
Although the pre-merger financial statements of Long Canyon Gold Resources Corp. ("Long Canyon") have been retroactively restated to give effect to the July 2011 merger, we note you continue to present these financial statements under the name of Long Canyon while the financial statements for post-merger periods are presented under the name of the registrant, Canyon Gold Corp. Please revise to present the financial statements under one name for all periods presented in this section and in the Summary Financial Information section of the registration statement.

Response to Comment 10:  We are revising the financial statements of Long Canyon as per your comments.

Updating

Comment 11.
Please note the updating requirements for your financial statements as set forth in Rule 8-08 of Regulation S-X. Additionally, please ensure to provide a currently dated consent of the independent accountant.

Response to Comment 11:  Canyon Gold financial statements have been updated through January 31, 2012

Part II

Recent Sales of Unregistered Securities

Comment 12.
We reissue prior comment 32 from our letter dated December 7, 2011. Please revise to provide all of the information required by Item 701 of Regulation S-K for each transaction or series of transactions. In addition, please identify the names of the persons or class of persons to whom the securities were sold and discuss the exemption claimed for each transaction, including any facts relied upon to claim such exemption. We note, for example, your Plan of Operations states you received $155,000 in funding between August 2011 and February 2012 but it is unclear where this is addressed in response to Item 15 of Form S-1, please advise or revise.

Response to Comment 12:  We have revised and updated disclosure under “Item 15 Recent Sales of Unregistered Securities” in response to your comment.

We have included disclosure related to the option agreement whereby EMAC Handels AG may acquire 425,000 shares of Canyon Gold Series B Preferred Stock upon Long Canyon’s exercise of the option to acquire additional claims.  We have also added disclosure regarding the option agreement as the third paragraph under the “Relationships and Related Party Transactions” heading on page 34.

Please note that the $155,000 in funding was in the form of convertible notes, which become convertible into shares of Canyon Gold common stock 30 days from the first day the shares are eligible to be traded on the OTC Bulletin Board. We have added appropriate disclosure at the end of the first paragraph under the “Plan of Operation” section on page 27. We have also added disclosure regarding the loans from Velania Treuhand AG and EMAC Handels AG as the fourth paragraph under the “Relationships and Related Party Transactions” heading on page 34.

Signatures

Comment 13.
We note your response to prior comment 33 and reissue with additional guidance. Please provide the signature of the principal financial officer in addition to the principal accounting officer. If one person acts in both capacities, please ensure that s/he signs the document in each capacity.

Response to Comment 13:  We have revised the signature page of the registration statement in response to your comment.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LneilsonLaw@aol.com with a copy to Delbert G. Blewett at del.b32@gmail.com.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  Delbert G. Blewett, President, Canyon Gold Corp.